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                            January 16, 2024

       Yajing Chen
       Chief Financial Officer
       Zai Lab Ltd
       4560 Jinke Road
       Bldg. 1, Fourth Floor
       Pudong, Shanghai, China 201210

                                                        Re: Zai Lab Ltd
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2022
                                                            Response dated
January 5, 2024
                                                            File No. 001-38205

       Dear Yajing Chen:

              We have reviewed your January 5, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21,
       2023 letter.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 3

   1. Your response to prior comment 2 indicates that you relied upon information provided in response to the D&O
Questionnaires and that you are not aware of any current members of your board who are
officials of the Chinese Communist Party. Although your response indicates that you did
not consider affiliations that predated your board members    tenure
                                                        on your board, we note
your disclosure that there are no officials of the Chinese
                                                        Communist Party who are
members of your board.

                                                              Please tell us in
more detail how you considered the profile of Mr. Kai-Xian Chen.
                                                            In particular, we
note he is a Member of the Chief Specialists Board and Deputy
                                                            Chief Technical
Officer of the major science and technology projects    innovative
 Yajing Chen
Zai Lab Ltd
January 16, 2024
Page 2
          drugs and modernization of traditional Chinese medicine    and
Innovative Drug
          Research & Development,    where he participated in the organization
and promotion
          of new drug research and development for China   s 10th - 13th Five
Year Plans. We
          further note Mr. Chen was a Principal Scientist for two National Basic Research
          Programs by the Ministry of Science and Technology as well as a Member of
          the National Committee of the Chinese People   s Political
Consultative Conference.
          Please describe his various roles and provide us with your analysis of whether any of those roles at any point in time made him a CCP official.

            Please also tell us how you considered whether Mr. Chen has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 11 of your proxy statement.

            Please tell us whether Mr. Chen is a member of the Chinese Communist Party.

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



                                                          Sincerely,
FirstName LastNameYajing Chen
                                                          Division of
Corporation Finance
Comapany NameZai Lab Ltd
                                                          Disclosure Review
Program
January 16, 2024 Page 2
cc:       Aslynn Hogue
FirstName LastName